SCHEDULE 14A INFORMATION
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Check the appropriate box:

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    14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[X] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

                               Asarco Incorporated
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)


                            Phelps Dodge Corporation
--------------------------------------------------------------------------------
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
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    22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

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            --------------------------------------------------------------------

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            --------------------------------------------------------------------

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            pursuant to Exchange Act Rule 0-11 (set forth the amount on
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            --------------------------------------------------------------------

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            --------------------------------------------------------------------


[ ]      Fee paid previously by written preliminary materials
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)     Amount Previously Paid:_________________________________________
         2)     Form, Schedule or Registration Statement No.:-__________________
         3)     Filing Party:___________________________________________________
         4)     Date Filed:_____________________________________________________

Notes:

FOR IMMEDIATE RELEASE

Contacts:
Investors                                   Media
Phelps Dodge                                Phelps Dodge
Thomas M. Foster                            Susan M. Suver
(602) 234-8139                              (602) 234-8003
Gregory W. Stevens
(602) 234-8166

Arthur Schmidt & Associates, Inc.           Sard Verbinnen & Co
Martin Zausner/Alan Weinstein/Joan Harper   George Sard/David Reno/Debbie Miller
(212) 953-5555                              (212) 687-8080


    PHELPS DODGE REGISTRATION STATEMENTS FOR ASARCO AND CYPRUS AMAX EXCHANGE
                      OFFERS DECLARED EFFECTIVE BY THE SEC
    ------------------------------------------------------------------------

         PHOENIX, AZ, September 2, 1999 -- Phelps Dodge Corporation (NYSE: PD) announced today that the registration statements for its previously announced exchange offers for all outstanding Asarco Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) common shares have been declared effective by the Securities and Exchange Commission. Accordingly, Phelps Dodge intends to commence both exchange offers tomorrow, Friday, September 3, 1999.

         Under the terms of the Phelps Dodge exchange offers, Asarco shareholders would receive 0.4098 Phelps Dodge shares for each share of Asarco stock tendered and Cyprus Amax shareholders would receive 0.3135 Phelps Dodge shares for each share of Cyprus Amax stock tendered. The expiration date of the exchange offers will be 12:00 midnight, New York City time, on Friday, October 1, 1999 and may be extended from time to time by Phelps Dodge until the various conditions of the exchange offers have been satisfied or waived.

         "We are pleased to be able to take our exchange offers directly to Asarco and Cyprus Amax shareholders so quickly," said Douglas C. Yearley, Chairman and CEO of Phelps Dodge. "Under our offers, Asarco and Cyprus Amax shareholders will receive substantial premiums, a $2.00 annual dividend and the significant upside potential of the combined entity."

                                     -more-

         Phelps Dodge Corporation is among the world's largest producers of copper. The company also is one of the world's largest producers of carbon black, one of the world's largest manufacturers of magnet wire, and has operations and investments in mines and wire and cable manufacturing facilities around the world. Phelps Dodge has operations in 28 countries.


This news release is neither an offer to exchange nor a solicitation of an offer to exchange the common stock of Asarco or Cyprus Amax for common stock of Phelps Dodge. The offers will be made solely by means of Phelps Dodge's Prospectus and the related Letter of Transmittal. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.


                                      # # #

FOR IMMEDIATE RELEASE

Contacts:
Investors                                   Media
Phelps Dodge                                Phelps Dodge
Thomas M. Foster                            Susan M. Suver
(602) 234-8139                              (602) 234-8003
Gregory W. Stevens
(602) 234-8166

Arthur Schmidt & Associates, Inc.           Sard Verbinnen & Co
Martin Zausner/Alan Weinstein/Joan Harper   George Sard/David Reno/Debbie Miller
(212) 953-5555                              (212) 687-8080


        PHELPS DODGE COMMENCES EXCHANGE OFFERS FOR ASARCO AND CYPRUS AMAX
        -----------------------------------------------------------------

         PHOENIX, AZ, September 3, 1999 -- Phelps Dodge Corporation (NYSE: PD) announced today that it has formally commenced exchange offers for all outstanding Asarco Incorporated (NYSE: AR) and Cyprus Amax Minerals Company (NYSE: CYM) common shares.

         Phelps Dodge's registration statements for its previously announced exchange offers to acquire Asarco and Cyprus Amax were declared effective by the Securities and Exchange Commission yesterday. Under the terms of the Phelps Dodge exchange offers, Asarco shareholders would receive 0.4098 Phelps Dodge shares for each share of Asarco stock tendered and Cyprus Amax shareholders would receive 0.3135 Phelps Dodge shares for each share of Cyprus Amax stock tendered. The expiration date of the exchange offers will be 12:00 midnight, New York City time, on Friday, October 1, 1999 and may be extended from time to time by Phelps Dodge until the various conditions of the exchange offers have been satisfied or waived.

         "We are pleased to formally commence our exchange offers for Asarco and Cyprus Amax," said Douglas C. Yearley, Chairman and CEO of Phelps Dodge. "We look forward to a swift completion of these transactions."

         Phelps Dodge Corporation is among the world's largest producers of copper. The company also is one of the world's largest producers of carbon black, one of the world's largest manufacturers of magnet wire, and has operations and investments in mines and wire and cable manufacturing facilities around the world. Phelps Dodge has operations in 28 countries.


This news release is neither an offer to exchange nor a solicitation of an offer to exchange the common stock of Asarco or Cyprus Amax for common stock of Phelps Dodge. The offers will be made solely by means of Phelps Dodge's Prospectus and the related Letter of Transmittal. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                                      # # #

                            Phelps Dodge Corporation

                                                       Phelps Dodge Corporation












                  These slides include "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct. Please refer to the Management's Discussion and Analysis section of the company's report on Form 10-K for the year ended December 31, 1998.

                                                        Phelps Dodge Corporation








TODAY'S AGENDA


Overview

The Time is Now

Why Phelps Dodge?

Three-way Combination

                                                        Phelps Dodge Corporation








STRATEGIC VISION


Challenging industry environment mandates consolidation

Truly unique opportunity for regional integration

Enhanced scale and scope provides strategic and operational opportunities

Combination will create a new U.S.-based global leader (e.g., Exxon, ALCOA, Dow)

                                                        Phelps Dodge Corporation








OVERVIEW

                                                        Phelps Dodge Corporation




SUMMARY HIGHLIGHTS

Superior and immediate value

Greater upside potential

Compelling three-way combination

Proven Phelps Dodge track record of delivering shareholder value


VOTE AGAINST THE ASARCO/CYPRUS AMAX NO-PREMIUM MERGER

                                                        Phelps Dodge Corporation






August 10:        Phelps Dodge approaches Asarco and Cyprus Amax CEOs
                  Asarco and Cyprus Amax refuse to talk

August 11:        Phelps Dodge sends initial proposals to CEOs

August 12:        Asarco and Cyprus Amax refuse to talk
                  Phelps Dodge sends initial proposals to Boards

August 20:        Asarco and Cyprus Amax PUBLICLY reject proposals without
                  negotiating Phelps Dodge publicly announces higher bids

August 25:        Asarco and Cyprus Amax reject higher Phelps Dodge bids
                  without negotiating by proposing "unreasonable" exchange ratio; revise two-way proposal

August 27:        Phelps Dodge files exchange offer registration statements
                  and proxy materials against Asarco/Cyprus Amax; commences litigation

September 3:      Phelps Dodge commences exchange offers

                                                        Phelps Dodge Corporation




PHELPS DODGE'S SUPERIOR OFFERS

TERMS:
0.4098 Phelps Dodge shares per Asarco share
0.3135 Phelps Dodge shares per Cyprus Amax share

BENEFITS:
Approximate 30%* premiums
$2.00 annual dividend (4.1X Asarco/Cyprus Amax dividend)
Minimum of $200 million cash cost savings (vs. $125 million)
$65 million in lower depreciation

FINANCIAL IMPACT:
Cash flow accretive immediately
EPS accretive year 2**
Maintains strong balance sheet and good access to capital



* Valuations/premiums based on share prices before trading was halted for these stocks on the morning of 8/20/99: $58.69 Phelps Dodge; $18.50 Asarco: $14.25 Cyprus Amax; maintains Asarco/Cyprus Amax Announced exchange ratio of 0.765

** Based on current portfolio and analysts' estimates of copper prices of $0.80-$0.85 per pound in 2001.

                                                        Phelps Dodge Corporation



PHELPS DODGE'S SUPERIOR OFFERS


PHELPS DODGE OFFERS                                        ASARCO/CYPRUS OFFER
Significant premiums                                       No premium
- $600 million down payment on synergies                   - $5.00 taxable cash distribution
- Sharing of future synergies through
  significant equity positions

$2.00 annual dividend*
                                                           20(cent) annual dividend
$200 million cash cost savings
                                                           $125 million cash cost savings
Enhanced upside potential due to superior
management, extensive project inventory and                Another promise after years of
proven track record                                        underperformance
Financial flexibility to optimize value of
non-core assets                                            Fire sale of assets promised within
History of creating shareholder value                      6 months
                                                           Shareholder-unfriendly actions
     *4.1xAsarco/Cyprus Amax dividend on a                 - "No talk" clause
     share equivalent basis                                - management entrenchment
                                                           - excessive break up fees


                                                        Phelps Dodge Corporation


PHELPS DODGE IS OFFERING AN ATTRACTIVE PREMIUM

3/8/1998          Alumax/ALCOA                                          Aluminum        39%

8/4/1999          Union Carbid/Dow Chemical                                             Chemicals
                  38%


4/1/1999          Atlantic Richfield/BP Amoco                                           Oil/Gas
                  26%

1/25/1998         Norcen Energy/                                        Energy          26%
                  Union Pacific Resources

8/16/1999         Poco Petroleums/                                      Oil/Gas         25%
                  Burlington Resources

8/11/1999         Reynolds/ALCOA                                        Aluminum        24$

8/ll/1998         Amoco/British Petroleum                               Oil/Gas         23%

12/1/1998         Mobil/Exxon                                           Oil/Gas         23%




* Premiums based on share prices before trading was halted for these stocks on the morning of 8/20/99: $58.69 Phelps Dodge; $18.50 Asarco: $14.25 Cyprus Amax; maintains Asarco/Cyprus Amax Announced exchange ratio of 0.765. Sourse: Morgan Stanley Dean Witter

                                                        Phelps Dodge Corporation



FAST TRACK TO COMPLETION


Phelps Dodge exchange offers
- Offers commenced September 3
- Offers can close as early as mid-October

Antitrust clearance for three-way combination
- Confident of ability to obtain regulatory approval

Phelps Dodge shareholder vote
- Vote scheduled for October 13

Asarco/Cyprus Amax shareholder votes - September 30
- Need both affirmative votes for Asarco/Cyprus Amax merger to proceed
- Asarco requires majority of voting shares
- Cyprus Amax requires majority of outstanding shares

                                                        Phelps Dodge Corporation










                  THE TIME IS NOW

                                                        Phelps Dodge Corporation





THE TIME IS NOW

- Industry need for consolidation, improved productivity and cost efficiencies

- Integrate once, not twice; capture synergies and transfer value to shareholders now

- Phelps Dodge's proven ability to optimize operations and achieve cost savings



Phelps Dodge will withdraw offers if AR/CYM shareholders approve two-way merger at September 30 vote

                                                        Phelps Dodge Corporation



SHAREHOLDER VALUE?

Asarco and Cyprus Amax Merger Agreement HAs Extremely Onerous Provisions

Unusual "no talk" clause

Management entrenchment
-   Guaranteed positions for four senior executives through
-   2002 annual meeting
- 75% of Board vote required for change in roles; 25% of Board seats held by management

Unreasonable break-up fees

90-day takeover "relaxation" disingenuous
-   No ability to replace Board
-   Current change-of control arrangements remain in effect
-   Shareholder mechanism to redeem pill
-   unnecessarily cumbersome

Boards could easily authorize discussions to achieve highest shareholder value

                                                        Phelps Dodge Corporation












                  WHY PHELPS DODGE ?

                                                        Phelps Dodge Corporation



WHY PHELPS DODGE?


Superior value

Proven track record
-   Superior shareholder returns
-   Superior ability to deploy capital

Shareholder-oriented management

Operating excellence and financial strength
-   Industry pacesetter and technological leader
-   Highly attractive portfolio of growth opportunities

Bright future for continued value creation

                                                        Phelps Dodge Corporation


SUPERIOR SHAREHOLDER RETURNS
Last 15 years


[GRAPHICAL DISPLAY OMITTED]



This graph displays the total return on common stock of Phelps Dodge (1024%), Cyprus Amax (102%) and Asarco (25%) over the past 15 years using a base date of August 10,1994.

Source: Morgan Stanley Dean Witter

Note: Cyprus Amax returns measured from 5/85 IPO.

                                                        Phelps Dodge Corporation



TOTAL RETURNS COMPARISON
Through August 11, 1999


                           1           3           5          10          15
                         Years       Years       Years      Years       Years
                         -----       -----       -----      -----       -----

Phelps Dodge               22%         13%         20%        161%       1024%
Asarco                     (7)        (16)        (27)        (20)         25
Cyprus Amax                26         (22)        (40)        (26)        102


S&P 500                    23%        107%        213%        369%        687%**
S&P Metals                 36         (22)        (16)         25*        124**


Source: Morgan Stanley Dean Witter            Note: Dividends reinvested
                                            *S&P 500 and S&P Metals are from
                                            1/1/90
                                            ** Without dividend reinvestment

                                                        Phelps Dodge Corporation


SUPERIOR CAPITAL RETURNS


Phelps Dodge has demonstrated a superior ability to deploy capital

Every property must earn in excess of its cost of capital over the copper cycle

Strong management and operating leadership
-   Not afraid to make the tough decisions

                                                        Phelps Dodge Corporation



PHELPS DODGE RETURNS SUBSTANTIALLY IN EXCESS OF ITS COST OF CAPITAL

[GRAPHICAL DESIGN OMITTED]


5-year return on equity history(1)


                          1994     1995      1996      1997      1998
                          ----     ----      ----      ----      ----

Phelps Dodge              17%       30%       17%       16%        3%
Cyprus Amax                8        18         7        11         1
Asarco                     2        13         5         5        (7)

Average COMEX
copper price per
pound                     $1.07     $1.35     $1.06     $1.04     $0.75

PD 5-year avg: 17 %
CYM 5-year avg: 9 %
AR 5-year avg: 4%

Note: (1) ROE is defined as net income (excluding non-recurring gains/losses)devided by average shareholders' equity.

                                                        Phelps Dodge Corporation



SUPERIOR VALUE CREATION
Total Growth (1989-1998)


[Graphic material omitted]


Book Value/Share (%)


Phelps Dodge   +129.2%
Cyprus Amax    +11.2%
Asarco         (16.9%)


Source: Factset

                                                        Phelps Dodge Corporation



SHAREHOLDER ORIENTED MANAGEMENT


Track record of increasing dividend per share

History of share buybacks
-    14.4 million shares since end of 1994;
-    20% of outstanding

Manage for cash

Active management of asset portfolio

                                                        Phelps Dodge Corporation



SUPERIOR DIVIDEND HISTORY

[Graphic material omitted]


This graph explains the 10-year dividend history of Phelps Dodge, Cyprus Amax and Asarco. The extraordinary dividends are not included.

Source: (1) Factset

                                                        Phelps Dodge Corporation



OPERATING EXCELLENCE

Growth in Copper Production

[Graphic material omitted]

This graph explains how copper production of Phelps Dodge, Asarco, and Cyprus Amax has grown from the beginning of 1993 to 1998. Phelp Dodge CAGR is 9.8%, Asarco CAGR is 3.9 % and Cyprus Amax CAGR is 8.9 %.

                                                        Phelps Dodge Corporation


OPERATING EXCELLENCE

Technology Pacesetter

[Graphic material omitted]


Large scale SX/EW                            "Expert" control systems
Computerized haul truck dispatch             Concentrator adaptive control
GPS ore control                              Mine for leach
Leach recovery optimization                  Haul truck tire technology
Concentrate grade enhancement

                                                        Phelps Dodge Corporation



OPERATING EXCELLENCE: COMMITMENT TO ENHANCE COST EFFICIENCIES

Morenci Mine to convert all copper production to SX/EW

Most capital efficient alternative

Conversion will reduce unit costs
- Cash production cost reduction of $0.09 per pound
- Full cost reduction of $0.07 per pound
- $220 million conversion complete by first quarter 2001

Leverages SX/EW core competency
- Eliminates process steps of concentrating, smelting and refining
- Phelps Dodge is the recognized leader in this technology

Strengthens Morenci's position within Phelps Dodge portfolio
- Enhances flexibility; both mills on standby status

                                                        Phelps Dodge Corporation



PORTFOLIO OF GROWTH OPPORTUNITIES
1998 Reserve and Mineralized Material

(Lbs in billions)     Est. Recoverable             %              Attributable
                          Copper               Ownership          Recoverable
Ore Reserves

Morenci                        10.1               85%                8.6
Candelaria                      7.0               80%                5.6
Chino                           5.2               67%                3.5
Tyrone                          1.8               100%               1.8
Safford                         5.7               100%               5.7
Other - Ajo/Cobre/Ojos          3.7               100%               3.7
         TOTAL                 33.5                                 28.9

Mineralized Material

Morenci:
         Western Copper         6.0                85%               5.1
         Garfield               3.4                85%               2.9
         American Mountain      0.4                85%               0.4
Safford.
         Lone Star              7.2               100%               7.2
         Sanchez                0.8               100%               0.8
Other - Cochise/Cu Basin/PV     2.5               varies             2.2
SPCC                           20.6                14%               2.8
         TOTAL                 40.9                                 21.4



            TOTAL

                                                        Phelps Dodge Corporation



FINANCIAL STRENGTH AFTER COMBINATION


Strong cash flow generation

Strong, liquid balance sheet

Debt to capital ratio of 40%*
-   Target reduction to near 30% within 3 years
-   Ratios could be reduced further with non-core asset sales

Cost-competitive throughout the business cycle

Poised to prosper tin better copper pricing environment



*Before asset sales

                                                        Phelps Dodge Corporation




SUPERIOR CREDIT PROFILE




LTM ended 6/30/99                 Phelps Dodge        Asarco/       Phelps Dodge
                                                    Cyprus Amax     Asarco/
                                                                    Cyprus Amax

Net Debt/Book Cap.                  27.5%             33.3%           22.3%

Net Debt/Market Cap.                21.5%             44.4%           22.9%

EBIT/Gross Interest Expense         1.3X               1.8X            2.2X

EBITDA/Gross Interest Expense       4.2X               4.5X            5.5X





Note: Assumes debt reduction of $1B from Cyprus Amax coal sale and $850 MM from sale of non-core assets.
Source: Morgan Stanley Dean Witter

                                                        Phelps Dodge Corporation







THREE WAY COMBINATION

                                                        Phelps Dodge Corporation



THREE IS BETTER THAN TWO


Greater cash synergies

Unique opportunity to create a large, resource-rich portfolio of lower-cost global copper assets

Opportunity for value-based portfolio management
- Phelps Dodge has history of smart capital allocation

Increased ability to compete for world-class projects

Enhanced flexibility to excel across business cycles

                                                        Phelps Dodge Corporation



PHELPS DODGE'S PLAN TO INTEGRATE ASARCO AND CYPRUS AMAX

Integrate worldwide operations
-   Administrative functions in United States
-   Administrative functions in Chile and Peru
-   Mining operations in southwestern United States
-   Worldwide exploration and development activities

Reduce operating expenses

Realize additional efficiencies in exploration

In addition, opportunities to reduce capital expenditures


Achieve $200 million in annual cash cost savings

                                                        Phelps Dodge Corporation





SUPERIOR COST SAVINGS


(in$ Millions)                 Phelps Dodge's                  Two-Way Merger's
                              Estimated Annual                 Estimated Annual
                                  Savings                          Savings



Cash Cost Savings                    $200                         $125

Lower Depreciation                   $65                          $75

Total Savings                        $265                         $200




Note: All estimates are based on public information and Phelps Dodge experience

                                                        Phelps Dodge Corporation



SUMMARY OF CASH COST SAVINGS


(In $ Millions)

SG&A Expense                                                        $85

Exploration                                                          55
                                                                    ---

Operating Synergies
         Reduce Supply Costs.......................................  28
         Reduce Electric Power Costs...............................  12
         Optimize Copper Refining Operations.......................   7
         Optimize Mill/Lease Mix...................................   7
         Integrate Arizona Management
         and Support Services......................................   6
                                                                     --

Total Operating Synergies                                            60
                                                                   ----

Total Cash Cost Savings                                            $200

Note: All estimates are based on public information and Phelps Dodge experience

                                                        Phelps Dodge Corporation



RESOURCE-RICH, COST-COMPETITIVE


Current production levels           =                3.8 billion pounds

Target CASH production cost         =                less than $0.50 per pound

Target FULL product cost            =                less than $0.60 per pound

Core portfolio of world-class copper mines represents more than 50% of current annual production

-     Morenci, SPCC, El Abra, Cerro Verde, Candelaria

-     2.0 billion pounds at average cash cost of less than 0.50 per pound

                                                        Phelps Dodge Corporation


BENEFICIAL COPPER PRODUCTION/ CASH COST PROFILE

[Graphic material omitted]



This graph displays copper production compared to cash cost of El Abra, Cerro Verde, Candelaria, SPCC, Morenci, Chino Tyrone, Bagdad, Miami, Sierita, Mission and Ray. The target level is 50 cents/pound.

Source: Brook Hunt; Modified 1999 EST

                                                        Phelps Dodge Corporation




CONCLUSION


Superior and immediate value

Greater upside potential

Compelling three-way combination

Proven Phelps Dodge track record of delivering shareholder value

Vote against the Asarco/Cyprus Amax no-premium merger

                                                        Phelps Dodge Corporation












PHELPS DODGE CORPORATION